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SEC FILE NUMBI
8-66971

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

AME OF BROKER DEALER:

Renaissance Institutional Management LLC

OFFICIAL USE ONLY
FIRM ID. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

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New York	New York	10022-7604
(City)	(State)	(Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Silber (212) 829-4490
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

DEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	New York	100
dress)	(City)	(State)	(Zip C

IECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 0 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

laims for exemption from the requirement that the annual report be covered by the opinion of an independent public accounta ust be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(

OATH OR AFFIRMATION

I, Mark Silber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Renaissance Institutional Management LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, ex
as follows:



Signature

Chief Financial Officer

Title



Notary Public

CARLA VOLPE PORTER
Notary Public, State of New York
No. 02PO6042900
Qualified in Westchester County
Commission Expires June 5, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Meth of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Renaissance Institutional Management LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2006

BDO

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Member
Renaissance Institutional Management LLC
New York, New York

We have audited the accompanying consolidated statement of financial condition of Renaissance Institutional Management LLC and Subsidiary ("Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Renaissance Institutional Management LLC and Subsidiary as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 26, 2007

Consolidated Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents (Note 2)	**$2,804,831**
Accounts receivable (Note 8)	**171,360**
Prepaid expenses	**140,970**
Fixed assets, net of accumulated depreciation and amortization of $92,416 (Note 2)	**632,026**
Deposits (Note 6)	**437,666**
	$4,186,853

Liabilities and Member's Equity	
Liabilities:	
Accounts payable	**$ 189,603**
Accrued liabilities	**40,000**
Deferred rent (Note 6)	**198,229**
Due to parent (Note 3)	**1,583,487**
Total liabilities	**2,011,319**
Commitments (Notes 6, 7 and 9)	
Member's equity (Notes 4 and 9)	**2,175,534**
	$4,186,853

See accompanying notes to consolidated statement of financial condition.

1. Business

Renaissance Institutional Management LLC ("RIM") was formed under the laws of the State of Delaware on March 18, 2005 and commenced operations on November 1, 2005. RIM is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Renaissance Institutional Management (UK) Limited ("RIM UK"), a company incorporated in England and Wales and a wholly-owned subsidiary of RIM, is registered with the Financial Services Authority ("FSA") as an intermediary Securities and Futures Firm, effective on July 31, 2006. RIM UK commenced operations on June 21, 2006.

RIM and RIM UK (the "Company") engage in the private placement of securities and the solicitation and referral of clients and investors to Renaissance Technologies Corp. ("Parent"), an SEC registered investment advisor, and to private investment funds managed by the Parent. In exchange for its services, the Parent pays the Company placement fees. RIM is a wholly-owned subsidiary of the Parent.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated statement of financial condition includes the accounts and results of operations of RIM UK effective June 21, 2006. All intercompany balances and transactions have been eliminated in consolidation.

Foreign Currency Translation

In the normal course of its operations, RIM UK enters into transactions denominated in foreign currencies. These transactions are recorded on the Company's consolidated statement of financial condition at the exchange rate in effect when the transaction was executed.

Balances denominated in foreign currency have been converted to United States dollars based on the exchange rate in effect at December 31, 2006.

Cash and Cash Equivalents

The Company maintains cash balances at one global financial institution, including two foreign branches. At times, the amount on deposit at this institution exceeds the $100,000 maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

The Company classifies cash held in money market accounts as cash equivalents.

Depreciation and Amortization

Fixed assets, equipment and leasehold improvements are stated at cost. Depreciation is provided for primarily by the straight-line method over their estimated useful lives, ranging from 3 to 7 years. Leasehold improvements are amortized by the straight-line method over the lesser of their economic useful lives or the term of the related lease.

Income Taxes

The Company is organized and operates as a limited liability company and is not subject to Federal and state income taxes as a separate entity.

There is no provision for Federal or state income taxes presented in the accompanying consolidated statement of financial condition since the member is required to report its respective share of income (loss) in its corporate income tax return.

Use of Estimates

The preparation of a consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results may differ from these estimates.

3. Related Party Transactions

The Company receives fees from its Parent for its solicitation and referral of clients for an affiliate.

As described below, the Parent incurs costs on behalf of the Company for which it is reimbursed. As of December 31, 2006, the Company had $1,583,487 due to the Parent.

RIM and RIM UK maintain expense sharing agreements ("Agreements") with the Parent. The Parent provides these entities with certain administrative services for which RIM and RIM UK are allocated its proportional cost.

The Parent sponsors a defined contribution 401(k) plan for its officers and full-time employees. The Parent matches on a four-to-one basis all contributions up to 8% of an employee's or officer's annual salary, subject to certain thresholds.

4. Capital Contribution

On July 31, 2006, the Parent made an additional cash contribution of $700,000 to the Company.

5. Fixed Assets, net

Fixed assets, equipment and leasehold improvements, net at December 31, 2006 relate to RIM UK and consist of the following:

Equipment	$192,497
Telecommunications	144,772
Furniture and fixtures	118,625
Artwork	18,070
Leasehold improvements	250,477
	724,441
Less: Accumulated depreciation and amortization	(92,415)
	$632,026

6. Lease Commitments

Minimum annual rentals for RIM UK office space and other overhead charges under non-cancellable operating leases approximate:

Year ending December 31,	
2007	$ 646,000
2008	685,000
2009	688,000
2010	692,000
2011	695,000
Thereafter	2,443,000
	$5,849,000

Leases contain provisions for escalation based upon certain increases in costs incurred by the lessor.

As of December 31, 2006, RIM UK had $436,701 of deposits and a deferred rent liability of $198,229 related to these lease commitments.

7. Compensation Commitments

As provided for in employment agreements, subject to certain employment related provisions, the Company is required to pay $2,488,000 and $933,000 in 2007 and 2008, respectively, to certain employees.

8. Value Added Tax

Included in accounts receivable as of December 31, 2006 is $170,614 of value added tax receivable submitted to the two jurisdictions in which the Company operates.

9. Regulatory Net Capital Requirements

As a registered broker dealer, RIM is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of December 31, 2006, the Company had regulatory net capital of $793,512 and a regulatory net capital requirement of $134,088. The Company's ratio of aggregate indebtedness to regulatory net capital was 2.53 to 1 at December 31, 2006.

As of December 31, 2006, RIM UK, a FSA registered intermediary Securities and Futures Firm, meets the initial capital, own funds and financial resources requirement of this agency.

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Member
Renaissance Institutional Management LLC
New York, New York

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Renaissance Institutional Management LLC and Subsidiary ("Company") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 26, 2007

END